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                                      UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549

                                       ----------------

                                      SCHEDULE 13D/A
                        UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                    (AMENDMENT NO. 54)

                                      -----------------

                 FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                                     (NAME OF ISSUER)

                      SHARES OF BENEFICIAL INTEREST, $1.00 PAR VALUE

                              (TITLE OF CLASS OF SECURITIES)

                                        337400105

                                      (CUSIP NUMBER)


                                      ------------------

                                  DAVID S. KLAFTER, ESQ.
                           GOTHAM PARTNERS MANAGEMENT CO., LLC
                                   110 EAST 42ND STREET
                                 NEW YORK, NEW YORK 10017
                                      (212) 286-0300

                       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                    AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    ----------------------

                                      JUNE 25, 2003

                 (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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




------------------------------                         -------------------------
CUSIP NO. 337400105                  SCHEDULE 13D             (PAGE 2 OF 9)
------------------------------                         -------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Partners, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
--------------------------------------------------------------------------------

   NUMBER OF      7   SOLE VOTING POWER
     SHARES           0
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      0
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      0
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

*     See Instructions

------------------------------                         -------------------------
CUSIP NO. 337400105                  SCHEDULE 13D             (PAGE 3 OF 9)
------------------------------                         -------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham International Advisors, L.L.C.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------

   NUMBER OF      7   SOLE VOTING POWER
     SHARES           0
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      0
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      0
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      OO;IA
--------------------------------------------------------------------------------

*     See Instructions

------------------------------                         -------------------------
CUSIP NO. 337400105                  SCHEDULE 13D             (PAGE 4 OF 9)
------------------------------                         -------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Partners III, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
--------------------------------------------------------------------------------

   NUMBER OF      7   SOLE VOTING POWER
     SHARES           0
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      0
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      0
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

*     See Instructions

------------------------------                         -------------------------
CUSIP NO. 337400105                  SCHEDULE 13D             (PAGE 5 OF 9)
------------------------------                         -------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Holdings II, L.L.C.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
--------------------------------------------------------------------------------

   NUMBER OF      7   SOLE VOTING POWER
     SHARES           0
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      0
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      0
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

*     See Instructions

     This Amendment No. 54 (this "Amendment") amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), relating to the shares of beneficial interest, par value $1.00 per share (the "Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Issuer"), previously filed by Gotham Partners, L.P. ("Gotham") and Gotham Partners III, L.P. ("Gotham III"), New York limited partnerships, and Gotham Holdings II, L.L.C. ("Holdings II") and Gotham International Advisors, L.L.C. ("Gotham International"), Delaware limited liability companies (Gotham, Gotham III, Holdings II and Gotham International together on behalf of themselves and their controlled affiliates, the "Reporting Persons"). This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the
Schedule 13D.


ITEM 4. PURPOSE OF THE TRANSACTION

     Item 4 is hereby amended and supplemented to add the following information:

     (a) - (j) On June 25, 2003, the Reporting Persons and the Issuer entered into a Settlement, Termination and Standstill Agreement (the "Settlement Agreement"), pursuant to which the Reporting Persons agreed to sell to the Issuer all of their Shares in the Issuer, being an aggregate of 5,841,233 Shares (the "Sold Shares"), for a price of $1.90 per Share. The Sold Shares were delivered to the account of the Issuer in a transaction executed on June 27, 2003. The Settlement Agreement also effected a consensual termination of the Merger Agreement, and an abandonment of the transactions contemplated by the Merger Agreement. In addition, each Reporting Person agreed in the Settlement Agreement that, for a period of five years from the date of the Settlement Agreement, neither it nor any of its respective controlled or controlling affiliates would (a) acquire or offer to acquire any Shares, (b) make, or in any way participate in, any solicitation of proxies with respect to any Shares, (c) participate in the formation of or encourage the formation of any partnership or other group that, to the knowledge of the Reporting Persons, owns or seeks to acquire beneficial ownership of any Shares, (d) seek or offer to control or influence in any manner, the management, Board of Trustees or policies of the Issuer, or (e) make an offer of employment or employ any current officer or employee of the Issuer.

     Because the Voting Agreement, by its terms, terminates upon termination of the Merger Agreement, the effect of the Settlement Agreement was to terminate any beneficial ownership attributable to the Reporting Persons on account of the Voting Agreement. As a result, immediately after the consummation of the transactions contemplated by the Settlement Agreement, the Reporting Persons ceased to have any beneficial ownership in Shares of the Issuer, and none of the Reporting Persons will be a reporting person under Section 13(d) of the Exchange Act and the related rules promulgated thereunder.

     The description of the Settlement Agreement, and the matters contemplated thereby, is qualified by reference to the Settlement Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference in its entirety.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) is hereby amended and supplemented as follows:

     (a) As a result of the Settlement Agreement, none of the Reporting Persons beneficially owns any Shares.

     Item 5(b) is hereby amended as follows:

     (b) Not applicable.

     Item 5(c) is hereby amended as follows:

     (c) The information contained in Item 4 above is incorporated herein by reference as if restated in full.

     Item 5(d) is hereby amended as follows:

     (d) The information contained in Item 4 above is incorporated herein by reference as if restated in full.

     Item 5(e) is hereby amended as follows:

     The information contained in Item 4 above is incorporated herein by reference as if restated in full. Immediately after consummation of the transfer of the Sold Shares from the Reporting Persons to the Issuer as contemplated by the Settlement Agreement, none of the Reporting Persons will be a reporting person under Section 13(d) of the Exchange Act and the related rules promulgated thereunder.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

     The information contained in Item 4 is incorporated herein by reference as if restated in full.


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

     Item 7 is hereby amended and supplemented as follows:

     2.1 Settlement, Termination and Standstill Agreement, dated as of June 25, 2003, by and among (i) First Union Real Estate Equity and Mortgage Investments, an Ohio business trust, and (ii) Gotham Partners, a New York limited partnership, Gotham International Advisors, L.L.C., a Delaware limited liability company, Gotham Partners III, L.P., a New York limited partnership, and Gotham Holdings II, L.L.C., a Delaware limited liability company.

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 30, 2003

                                    GOTHAM PARTNERS, L.P.


                                    By:  Section H Partners, L.P.,
                                    its general partner

                                    By:  Karenina Corporation,
                                    a general partner of Section H
                                    Partners, L.P.


                                    By:  /s/ William A. Ackman
                                        ------------------------
                                        President
                                        William A. Ackman

                                    GOTHAM PARTNERS III, L.P.


                                    By:  Section H Partners, L.P.,
                                    its general partner

                                    By:  Karenina Corporation,
                                    a general partner of Section H
                                    Partners, L.P.


                                    By:  /s/ William A. Ackman
                                        ------------------------
                                        President
                                        William A. Ackman


                                    GOTHAM INTERNATIONAL
                                    ADVISORS, L.L.C.


                                    By:  /s/ William A. Ackman
                                        ------------------------
                                        Senior Managing Member
                                        William A. Ackman

                                    GOTHAM HOLDINGS II, L.L.C.


                                    By:   Gotham Holdings Management LLC,
                                    the Manager


                                    By:   /s/ William A. Ackman
                                        -------------------------
                                        Senior Managing Member
                                        William A. Ackman